EXHIBIT 20.1

                       [GEOWORKS LETTERHEAD APPEARS HERE]

                                                                  March 12, 2001

     To Our Stockholders:

     On March 1, 2001, the Board of Directors of Geoworks Corporation (the "Company") approved the adoption of a Shareholder Rights Plan for the Company, which is intended to protect stockholder interests in the event of an unsolicited attempt to acquire the Company on terms that are not in the best interests of the stockholders. I am enclosing a Summary that provides more details about the Shareholder Rights Plan.

     Shareholder rights plans are commonly adopted to assure that all stockholders are treated fairly in the event of an attempted takeover of a company. The adoption of the Shareholder Rights Plan in no way weakens the financial strength of the Company, does not have a dilutive effect and will not affect reported earnings per share. Further, the adoption of the Plan does not affect the way you now trade shares of the Company's stock.

     The Plan provides for a dividend of one Right for each share of outstanding common stock. Each Right entitles the holder, on the occurrence of certain events, to purchase shares of a newly-created class of the Company's preferred stock. The Company may redeem each Right, on terms spelled out in the Plan, if approved by the Board of Directors. To implement the Plan, the Company is distributing the non-cash Rights dividend to stockholders of record as of the close of business on March 9, 2001. The Rights automatically attach to all shares outstanding on March 9, 2001, and no separate certificates will be issued. Shares issued after March 9, 2001 will also have Rights attached.

     I would like to emphasize that the Rights are not being distributed in response to any effort to acquire control of the Company, nor is the Board aware of any such attempt. The Shareholder Rights Plan was adopted to ensure the Board's ability to protect stockholder interests against takeover strategies that may not provide maximum stockholder value.

     Moreover, the Plan is not intended to prevent all takeovers of the Company. The Rights may be redeemed by the Company under certain circumstances and therefore should not interfere with any merger or business combination that is approved by the Board.

                           On behalf of the Board of Directors,

                           /s/ Timothy Toppin
                           Timothy Toppin,
                           Chief Financial Officer



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                               SUMMARY OF TERMS OF

                            THE GEOWORKS CORPORATION

                             SHAREHOLDER RIGHTS PLAN


     The summary below sets forth certain principal terms of the Rights only and is qualified in its entirety by reference to the detailed terms of the Shareholder Rights Plan dated March 9, 2001, between the Company and Mellon Investor Services, LLC. The Shareholder Rights Plan was filed as an exhibit to the Company's Registration Statement on Form 8-A12G filed with the Securities and Exchange Commission on March 12, 2001. The Securities and Exchange Commission maintains an Internet web site at http://www.sec.gov where the text of the Shareholder Rights Plan may be viewed and/or downloaded.

Distribution Date

     Holders of record of shares of the Company's Common Stock on March 9, 2001 will receive a distribution of one "Right" for each shares of Common Stock they hold. Prior to the Distribution Date referred to below, the Rights will trade with the Common Stock and will not be in separate certificate form. After the Distribution Date, the Company will mail separate Rights certificates to the Company's stockholders and the Rights will become transferable apart from the Common Stock. Generally, the Rights will separate from the Common Stock and become exercisable on the Distribution Date, which is date following the earlier of (a) the public announcement that an Acquiring Person has become such ("Stock Acquisition Date") or (b) a date determined by the Board of Directors after a person or group announces a bona fide tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's outstanding Common Stock.

Preferred Stock Purchasable Upon Exercise of Rights

     After the Distribution Date, each Right will entitle the holder to purchase for $20 (the "Exercise Price"), a fraction of a share of the Company's Series A Preferred Stock with economic terms similar to that of one share of the Company's Common Stock.

Flip-In Events

     If an acquiror obtains 15% or more of the Company's Common Stock (an "Acquiring Person"), then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of the Company's Common Stock having a then current market value of twice the Exercise Price.

Flip-Over Events

     If, after an Acquiring Person obtains 15% or more of the Company's Common Stock, (a) the Company merges into another entity, (b) an acquiring entity merges into the Company or (c) the Company sells more than 50% or more of the Company's assets or earning power, then each Right (other than Rights owned by an Acquiring Person or its affiliates or associates) will





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entitle the holder thereof to purchase, for the Exercise Price, a number of shares of Common Stock of the Person engaging in the transaction having a then-current market value of twice the Exercise Price.

Exchange Provision

     At any time after the date an Acquiring Person obtains 15% or more of the Company's Common Stock and prior to the acquisition by the Acquiring Person of 50% of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, for shares of Common Stock of the Company at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Redemption of the Rights

     Rights will be redeemable at the Company's option for $0.005 per Right at any time on or prior to the earlier to occur of (i) the Shares Acquisition Date, and (ii) the final expiration of the Rights.

Expiration of the Rights

     The Rights expire on the earliest of (a) March 9, 2011, (b) exchange or redemption of the Rights as described above, or (c) consummation of a merger or consolidation resulting in expiration of the Rights as described above.

Amendment of Terms of Rights

     The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Voting Rights

     Rights will not have any voting rights.

Anti-Dilution Provisions

     Rights will have the benefit of certain customary anti-dilution provisions.

Taxes

     The Rights distribution should not be taxable for federal income tax purposes. However, following an event which renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.



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Committee Review

     A committee of the Company's Directors who are neither officers, employees nor affiliates of the Company will review the Rights Plan at least every other year and, if a majority of these Directors deems it appropriate, may recommend a modification or termination of the Rights Plan.








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